BIOHARVEST SCIENCES INC.

1140-625 Howe Street
Vancouver, BC V6C 2T6

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 25, 2026

AND

INFORMATION CIRCULAR

May 22, 2026

This document requires immediate attention. If you are in doubt as to how to deal with the documents or matters referred to in this Information Circular, you should immediately contact your advisor.

BIOHARVEST SCIENCES INC.

1140-625 Howe Street
Vancouver, BC V6C 2T6

Telephone: (604) 685-4745

NOTICE OF ANNUAL GENERAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of BioHarvest Sciences Inc. (the “Company”) will be held at Suite 704, 595 Howe Street, Vancouver, B.C. V6C 2T5 on June 25, 2026, at 10:00 a.m. (Vancouver time) for the following purposes:

1.to set the number of directors of the Company for the ensuing year at seven (7) persons;

2.to elect Ilan Sobel, John (Jake) Fiddick and Anne Binder as Class I directors of the Company, to hold office until the annual general meeting to be held in 2029;

3.to elect Yeheskel (Chezy) Levy as a Class II director of the Company, to hold office until the annual general meeting to be held in 2027;

4.to appoint Ziv Haft, Certified Public Accountants (Isr), BDO Member Firm, as the auditors of the Company until the next annual general meeting of the Company and to authorize the directors of the Company to fix the remuneration to be paid to the auditors;

5. to receive the audited financial statements of the Company for the financial year ended December 31, 2025 and the accompanying report of the auditors; and

6. to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The Company’s board of directors has fixed May 19, 2026, as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the Information Circular.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with the Company’s transfer agent, National Securities Administrators Ltd., Suite 702 - 777 Hornby Street, Vancouver, BC, V6Z 1S4 by mail or fax, no later than no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

If you are a non-registered shareholder of the Company, please complete and return the accompanying materials in accordance with the instructions set forth in the Information Circular.

DATED at Vancouver, British Columbia, this 22nd day of May 2026

By order of the Board of

BioHarvest Sciences Inc.

“Zaki Rakib”

Zaki Rakib

Chief Executive Officer

BIOHARVEST SCIENCES INC.

1140-625 Howe Street
Vancouver, BC V6C 2T6

Telephone: (604) 685-4745

INFORMATION CIRCULAR

May 22, 2026

INTRODUCTION

This information circular (the “Information Circular”) accompanies the Notice of Annual General Meeting (the “Notice”) and is furnished to shareholders holding common shares (“Common Shares”) in the capital of BioHarvest Sciences Inc. (the “Company”) in connection with the solicitation by the management of the Company of proxies to be voted at the annual general meeting (the “Meeting”) of the shareholders to be held at Suite 704, 595 Howe Street, Vancouver, B.C. V6C 2T5 on June 25, 2026, at 10:00 a.m. (Vancouver time) or at any adjournment or postponement thereof.

Date and Currency

The date of this Information Circular and the information therein, unless otherwise specified, is May 22, 2026. Unless otherwise stated, all amounts herein are in Canadian dollars.

MANAGEMENT SOLICITATION OF PROXIES

The solicitation of proxies by management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact to be made, without special compensation, by the directors, officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for costs incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold Common Shares in their respective names to furnish this proxy material to their customers, and the Company may reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The Company will bear the cost of the solicitation.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

APPOINTMENT AND REVOCATION OF PROXY

Appointment of Proxy

Registered shareholders are entitled to vote at the Meeting. A shareholder is entitled to one vote for each Common Share that such shareholder holds on the record date of May 19, 2026 (the “Record Date”) on the resolutions to be voted upon at the Meeting, and any other matter to come before the Meeting.

The persons named as proxyholders (the “Designated Persons”) in the enclosed form of proxy (the “Form of Proxy”) are directors and/or officers of the Company.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR OR ON BEHALF OF THAT SHAREHOLDER AT THE MEETING, OTHER THAN THE DESIGNATED PERSONS NAMED IN THE FORM OF PROXY.

THE SHAREHOLDER MAY EXERCISE THE RIGHT BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON, IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY. SUCH SHAREHOLDER SHOULD NOTIFY

THE NOMINEE OF THE APPOINTMENT, OBTAIN THE NOMINEE’S CONSENT TO ACT AS PROXY AND SHOULD PROVIDE INSTRUCTION TO THE NOMINEE ON HOW THE SHAREHOLDER’S COMMON SHARES SHOULD BE VOTED. THE NOMINEE SHOULD BRING PERSONAL IDENTIFICATION TO THE MEETING.

In order to be voted, the completed Form of Proxy must be received by the Company’s registrar and transfer agent, National Securities Administrators Ltd. (the “Transfer Agent”) at their offices located at Suite 702 - 777 Hornby Street, Vancouver, BC, V6Z 1S4 by mail or fax, no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

A proxy may not be valid unless it is dated and signed by the shareholder who is giving it or by that shareholder’s attorney-in-fact duly authorized by that shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation. If a Form of Proxy is executed by an attorney-in-fact for an individual shareholder or joint shareholders, or by an officer or attorney-in-fact for a corporate shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarial certified copy thereof, must accompany the Form of Proxy.

Revocation of Proxies

A shareholder who has given a proxy may revoke it at any time before it is exercised by an instrument in writing: (a) executed by that shareholder or by that shareholder’s attorney-in-fact authorized in writing or, where the shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

VOTING OF PROXIES

A shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space in the Form of Proxy. If the instructions as to voting indicated in the proxy are certain, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy. If the shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the Common Shares represented will be voted or withheld from the vote on that matter accordingly. The common shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

IF NO CHOICE IS SPECIFIED IN THE PROXY WITH RESPECT TO A MATTER TO BE ACTED UPON, THE PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO THAT MATTER UPON THE DESIGNATED PERSONS NAMED IN THE FORM OF PROXY. IT IS INTENDED THAT THE DESIGNATED PERSONS WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF THE COMPANY’S BOARD OF DIRECTORS FOR DIRECTORS AND AUDITOR.

The Form of Proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Common Shares on any matter, the Common Shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set out in this section is of significant importance to those shareholders who do not hold Common Shares in their own name. Shareholders who do not hold their shares in their own name (“Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting.  If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company.  Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co., being the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms. Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person well in advance of the Meeting.

Regulatory polices require intermediaries (“Intermediaries”) to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings.  Beneficial Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholders are designated as non-objecting beneficial owners, or “NOBOs”) or objecting to their Intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designated as objecting beneficial owners, or “OBOs”).

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has elected to send the Notice, this Information Circular and a request for voting instructions (a “VIF”), instead of a Form of Proxy (the Notice, this Information Circular and VIF or proxy, as applicable, are collectively referred to as the “Meeting Materials”) indirectly to the NOBOs and the OBOs through Intermediaries.  The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to NOBOs and OBOs.

Management of the Company does not intend to pay for intermediaries to forward to OBOs under NI 54-101 the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary, and, in the case of an OBO, the OBO will not receive the materials unless the OBO’s intermediary assumes the cost of delivery.

Meeting Materials sent to Beneficial Shareholders are accompanied by a VIF, instead of a Form of Proxy.  By returning the VIF in accordance with the instructions noted on it, a Beneficial Shareholder is able to instruct the Intermediary (or other registered shareholder) how to vote the Beneficial Shareholder’s Common Shares on the Beneficial Shareholder’s behalf.  For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions (“Broadridge”) in Canada.  Broadridge typically prepares a machine-readable VIF, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the Internet or telephone.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting by proxies for which Broadridge has solicited voting instructions.  A Beneficial Shareholder who receives a VIF from Broadridge cannot use that form to vote Common Shares directly at the Meeting.  The VIF must be returned to Broadridge (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted.  If you have any questions respecting the voting of Common Shares held through an Intermediary, please contact that Intermediary for assistance.

In either case, the purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the Common Shares which they beneficially own.  A Beneficial Shareholder receiving a VIF cannot use that form to vote common shares directly at the Meeting.  Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.  Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on their behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder or their nominee the right to attend and vote at the Meeting.

Only registered shareholders have the right to revoke a proxy.  A Beneficial Shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its VIF on its behalf.

All references to shareholders in this Information Circular are to registered shareholders, unless specifically stated otherwise.

These Meeting Materials are being sent to both registered and non-registered owners of the securities.  If you are a non-registered owner, and the Company or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

By choosing to send the Meeting Materials to you indirectly, the Intermediary holding on your behalf has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the VIF.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company who was a director or executive officer since the beginning of the Company’s last financial year, each proposed nominee for election as a director of the Company, or any associate or affiliates of any such directors, officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of Common Shares or other securities in the Company or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Common Shares without par value. As of the Record Date, a total of 22,667,842 Common Shares were issued and outstanding. Each Common Share as at the Record Date carries the right to one vote at the Meeting.

To the knowledge of the Company’s directors or executive officers, the following persons and companies beneficially owns, or controls or directs, directly or indirectly, 10% of more of the Common Shares:

Name	Number of Common Shares (1)	Percentage of Issued Capital (2)
Vivien Rakib (3)	3,041,674	13.42%

Notes:

(1)Common Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, as at the Record Date, based upon information furnished to the Company by the individual directors.

(2)Based on 22,667,842 Common Shares issued and outstanding as at the Record Date.

(3)78,380 common shares are registered to Altshare Trusts Ltd. (formerly Altshulder Shaham Trusts Ltd.) for Vivien Rakib.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This discussion describes the Company’s compensation program for each person who has acted as Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and the three most highly compensated executive officers (or three most highly compensated individuals acting in a similar capacity), other than the CEO and CFO, whose compensation was more than $150,000 during the financial year ended December 31, 2025 (each a “Named Executive Officer”).

Significant Elements

The significant elements of compensation awarded to the Named Executive Officers are management fees, stock options of the Company (“Options”) and restricted share units of the Company (“RSUS”). The Company does not presently have a long-term incentive plan, other than the 2025 Equity Incentive Plan. There is no policy or target regarding allocation between cash and non-cash elements of the Company’s compensation program. The board of directors of the Company (the “Board of Directors” or the “Board”) is solely responsible for determining compensation to be paid to the Company’s Named Executive Officers. In addition, the board of directors reviews annually the total compensation package of each of the Company’s executives on an individual basis.

Management Fees

In setting compensation rates for Named Executive Officers, the Company compares the amounts paid to them with the amounts paid to executives in comparable positions at other comparable corporations.  The Company’s compensation payable to the Named Executive Officers is based upon, among other things, the responsibility, skills and experience required to carry out the functions of each position held by each Named Executive Officer and varies with the amount of time spent by each Named Executive Officer in carrying out his or her functions on behalf of the Company.

Share Based and Option-Based Awards

The share based and option-based awards as stated in the Equity Incentive Compensation Plan are intended to emphasize management’s commitment to growth of the Company.

Summary Compensation Table

The following table sets forth information about compensation paid to, or earned by, the Company’s Named Executive Officers during the fiscal years ended December 31, 2025, 2024 and 2023.

					Non-Equity Incentive Plan Compensation			All Other Compensation (Consulting Fees) (USD$)
Name and Principal Position	Year	Salary (USD$)	Share Based Awards (USD$)	Option Based Awards (USD$)	Annual Incentive Plans (USD$)	Long Term Incentive Plans (USD$)	Pension Value (USD$)		Total Compensation (USD$)
Ilan Sobel (1)	2025	614,506	-	-	-	-	-	-	614,506
Chief Executive Officer	2024	251,341	-	-	29,175	-	-	251,638	532,154
	2023	-	-	11,358	116,591	-	-	353,632	481,581
Zaki Rakib (2)	2025 2024 2023	- - -	- - -	- - 198,063	- 32,909 663,593	- - -	- - -	499,200 396,000 301,200	499,200 428,909 1,162,856
Chairman, President and Director

Bar Dichter (3)	2025	181,110	-	4,098	-	-	-	-	185,208
Chief Financial Officer	2024	29,192	-	1,340	-	-	-	-	30,532
	2023	-	-	-	-	-	-	-	-
Yoheved (Yochi)	2025	349,567	-	1,912	-	-	-	-	351,479
Hagay (4)	2024	295,966	-	24,825	-	-	-	-	320,791
Chief Technology Officer	2023	-	-	67,015	-	-	-	-	67,015
Brian Cornblatt (5)	2025	-	-	1,512	-	-	-	93,600	95,112
Chief Medical Officer	2024	-	-	12,670	10,741	-	-	374,735	398,145
	2023	-	-	34,131	27,222	-	-	360,000	421,353
Ilana Belzer (6)	2025	315,197	-	13,710	-	-	-	-	328,907
Chief Operating Officer	2024	247,666	-	40,336	10,187	-	-	-	298,189
	2023	193,753	-	55,064	26,268	-	-	-	275,085
Dave Ryan (7)	2025 2024 2023	- - -	- - -	- - 1,495	- - -	- - -	- - -	42,781 43,695 44,450	42,781 25,000 31,495
Secretary and Vice President of Investor Relations

Malkit Azachi (8)	2025 2024 2023	214,339 130,537 -	- - -	5,100 13,301 -	- - -	- - -	- - -	- - -	219,439 143,838 -
Vice President, Research and Development

Michal Sapir (9)	2025	185,233	-	3,764	-	-	-	-	188,997
Vice President Regulatory Affairs	2024	112,057	-	8,227	-	-	-	-	120,284
	2023	-	-	-	-	-	-	-	-
Jared Turner (10)	2025	-	-	7,763	-	-	-	298,000	305,763
Chief Sales Officer	2024	-	-	25,814	-	-	-	180,000	205,814
	2023	-	-	-	-	-	-	-	-
Alan Rootenberg(11) Former Chief Financial Officer	2025 2024 2023	- - -	- - -	- - 1,480	- - -	- - -	- - -	- 25,000 30,000	- 25,000 31,480

Notes:

(1)Appointed as Chief Executive Officer on June 9, 2020, resigned as CEO and appointed Director on April 29, 2026.

(2)Appointed as director on September 27, 2018, appointed as Chairman and President on June 9, 2020, appointed as CEO on April 28, 2026.

(3)Appointed as Chief Financial Officer on October 28, 2024. Appointed as Vice President of Finance on March 2024 and resigned on October 28, 2024.

(4)Appointed as Chief Technology Officer on September 27, 2018.

(5)Appointed as Chief Medical Officer on March 31, 2022, resigned on February 28, 2025.

(6)Appointed as Chief Operating Officer on April 19, 2023.

(7)Appointed as Secretary on April 19, 2013, and appointed Vice President of Investor Relations on June 9, 2020.

(8)Appointed as Vice President Research & Development on March 20, 2024.

(9)Appointed as Vice President Regulatory Affairs on March 20, 2024.

(10)Appointed as Vice President D2C Products Business Unit on March 20, 2024, moved to be appointed as Chief Sales Officer on April 28, 2025

(11)Appointed as Chief Financial Officer on October 9, 2018, and resigned as Chief Financial Officer on October 28, 2024.

Incentive Plan Awards

The following table sets forth all outstanding share based awards to the Named Executive Officers as at the fiscal year ended December 31, 2025.

	Option Based Awards				Share Based Awards
Name and Principal Position	Number of Securities underlying unexercised options	Option exercise price (CAD$)	Option Expiration Date	Value of unexercised in-the-money options (USD$)(1)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested ($)

Ilan Sobel	517,091	4.9	09-Jun-30	832,902	Nil	Nil
Chief Executive Officer
Zaki Rakib	124,109	11.2	09-Sep-32	Nil	Nil	Nil
President, Chairman and Director
Bar Dichter	3,571	17.5	08-Feb-31	Nil	Nil	Nil
Chief Financial Officer	5,714	6.65	24-Dec-30	1,900	Nil	Nil
	2,857	5.25	10-Jun-30	3,871	Nil	Nil
	5,000	11.2	09-Sep-32	Nil	Nil	Nil
	2,857	9.98	22-Mar-34	Nil	Nil	Nil

Yochi Hagay	340,286	5.25	29-Jul-30	461,116	Nil	Nil
Chief Technology Officer	171,429	23.1	25-Feb-31	Nil
	24,286	9.1	21-Apr-33	Nil
Ilana Belzer	4,286	9.98	22-Mar-34	Nil	Nil	Nil
Chief Operating Officer	28,571	9.1	21-Apr-33	Nil	Nil	Nil
Malkit Azachi	28,571	6.65	24-Dec-30	9,498	Nil	Nil
Vice President, Research and Development	4,286	9.98	22-Mar-34	Nil	Nil	Nil
	10,286	11.9	08-Oct-31	Nil	Nil	Nil
	4,000	12.25	24-Mar-32	Nil	Nil	Nil
Michal Sapir	14,286	6.65	24-Dec-30	54,587	Nil	Nil
Vice President Regulatory Affairs	2,857	11.2	09-Sep-32	Nil	Nil	Nil
	2,857	9.98	22-Mar-34	Nil	Nil	Nil
Jared Turner	2,857	11.2	09-Sep-32	Nil	Nil	Nil
Vice President D2C Products Business Unit	2,857	12.25	24-Mar-32	Nil	Nil	Nil
	11,429	13.13	29-Nov-31	Nil	Nil	Nil
	11,429	7	08-Dec-33	878	Nil	Nil
Dave Ryan	7,143	5.25	29-Jul-30	9,679	Nil	Nil
Secretary and Vice President Investor Relations	4,286	5.25	10-Sep-30	5,808	Nil	Nil

Note: (1) This amount is calculated based on the difference between the exercise price of the option and the closing price of the Company’s shares on the NASDAQ on December 31, 2025, of $5.19.

External Management Companies

Other than as disclosed below or elsewhere in the Information Circular, the Company did not have any external management contracts, agreements, plans or arrangements that provide for compensation to its Named Executive Officers or directors during the financial year ended December 31, 2025.

Termination and Change of Control Benefits

The Company has no contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer, at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or a change in the Named Executive Officer’s responsibilities.

DIRECTOR COMPENSATION

Director Compensation Table

The following table sets forth the compensation paid to the Company’s directors, who are not also Named Executive Officers of the Company, for the fiscal years ended December 31, 2025, and 2024.

Name	Year	Fees Earned (USD$)	Share-based awards (USD$)	Option-based Awards (USD$)	Non-Equity Incentive Plan Compensation (USD$)	Pension Value (USD$)	All Other Compensation (USD$)	Total (USD$)
Vivien Rakib	2025	39,982	-	9,780	-	-	-	49,762
	2024	26,284	-	-	-	-	-	26,284
John (Jake) Fiddick	2025	39,948	-	-	-	-	-	39,948
	2024	26,301	-	-	-	-	-	26,301
David Tsur	2025	39,982	-	-	-	-	-	39,982
	2024	26,309	-	2,647	-	-	-	28,956
Sharon Malka	2025	46,053	-	15,649	-	-	-	61,702
	2024	-	-	-	-	-	-	-
Anne Binder	2025	47,482	-	14,070	-	-	-	61,552
	2024	15,657	-	20,301	-	-	-	35,958

Incentive Plan Awards for Directors

The following table sets forth all outstanding share based and option based awards to the Company’s directors, who are not also Named Executive Officers of the Company, as at the fiscal year ended December 31, 2025.

	Option Based Awards					Share Based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price		Option Expiration Date	Value of unexercised in-the-money options (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$)
		CA$	US$
John (Jake) Fiddick	7,143	5.25		July 29-2030	9,679	-	-
	4,286	5.25		Sept 10-2030	5,808	-	-
David Tsur	11,429	12.07		Oct 21, 2031	-	-	-
Anne Binder	11,429	8.93		May 31, 2034	-	-	-
Sharon Malka	11,429		8.30	Aug 25, 2035	-	-	-
Vivien Rakib	7,143		8.30	Aug 25, 2035	-	-	-
	4,286	5.25		Sep 10, 2030	5,808	-	-

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of all of the equity compensation plans of the Company as of December 31, 2025. As at December 31, 2025, the equity plans of the Company consisted of Stock Option and Restricted Share Unit, as stated in the 2025 Equity Incentive Plan.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity incentive plans approved by security holders	1,986,962	6.32	1,395,717
Equity incentive plans not approved by security holders	-	-	-
Total	1,986,962		1,395,717

PARTICULARS OF MATTERS TO BE ACTED UPON

1.Financial Statements

The financial statements for the fiscal year ended December 31, 2025, together with the auditor’s report thereon will be presented to Shareholders. No vote by the Shareholders is required with respect to this matter.

2.Number of Directors

The Articles of the Company provide for a board of directors of no fewer than six (6) and no more than twelve (12) directors. At the Meeting, shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company for the ensuing year at seven (7). The number of directors will be approved if the affirmative vote of the majority of Common Shares present or represented by proxy at the Meeting and entitled to vote are voted in favour to set the number of directors at seven (7).

Management and the board of directors recommend the approval of the resolution to set the number of directors of the Company at seven (7).

1.Election of Directors

The Amended Articles of the Company provide for three classes of directors, designated as Class I, Class II, and Class III. The board of directors are to be divided into each class in and equal numbers as possible. Other than the initial Class II directors which are serving a term ending on the date of annual general meeting to be held in 2027 and initial Class III directors  who are serving a term to end on the date of the annual general meeting to be held in 2028,  Directors who are appointed shall serve for a term ending on the date of the third annual meeting at which such director was elected. Any director appointed to fill a vacancy will hold office until the next election of the class for which such director shall have been elected. These provisions create a classified board of directors which are divided into three classes, where approximately one-third of the board is elected annually and each director serves a three-year term.

The board of directors of the Company proposes to nominate the persons named below for election by the shareholders as directors of the Company. Specifically, the board of directors of the Company proposes to elect the persons below into the following classes of directors for the following terms, or until their successors are duly elected or appointed in accordance with the Company’s Articles or until such director’s earlier death, resignation or removal:

1.to elect Ilan Sobel, John (Jake) Fiddick and Anne Binder as Class I directors of the Company, to hold office until the annual general meeting to be held in 2029; and

2.to elect Yeheskel (Chezy) Levy as a Class II director of the Company, to hold office until the annual general meeting to be held in 2027.

In the absence of instructions to the contrary, the Form of Proxy will be voted for the nominees listed in the Form of Proxy, all of whom are presently members of the board of directors of the Company.

To the knowledge of the Company, no proposed director and his or her affiliates beneficially own, control or direct, indirectly or indirectly, at least 10% of the Common Shares other than as set forth below.

The board of directors of the Company proposes to nominate the persons named in the table below for election by the shareholders as directors of the Company. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Province/State, Country of Residence and Position(s) with the Company	Date of Appointment as Director	Principal Occupation, Business or Employment for Last Five Years	Number of Common Shares Owned (1)	Percentage of Outstanding Common Shares(3)
John Jake Fiddick(2) British Columbia, Canada	February 7, 2019	Public Company Banking Group at BMO Bank of Montreal until retirement in August 2017; Director of Makara Mining Corp. from June 2019 to September 2020. Director and CFO at Commodore Metals Corp since November 7, 2024.	-	-
Anne Binder(2) Paris, France	May 27, 2024	Independent advisor to financial groups. Board member for various non for profit organizations. Board member for CNCEF, a French professional organization regulating independent financial advisors until 2019. Director of Lectra, from 2011 to April 2023.	17,706	0.08%
Ilan Sobel Central District, Israel	April 28, 2026	Chief Executive Officer of the BioHarvest Sciences Inc. from July 2020 to April 28, 2026; Chief Operating Officer and Chief Commercial Officer of Weissbeerger from November 2014 to June 2020.	216,882	0.96%
Yeheskel (Chezy) Levy Central District, Israel.	March 3, 2026	A physician by education, Prof. Levy previously served Defense Forces (IDF) with the rank of Brigadier General from 05/2003-09/2007 and, as Director General of the Israeli Ministry of Health from 06/2020-08/2021. Prof. Levy also served as Head of the Medical Corps of the Israel and was the General Manager of Barzilai Medical Center from 01/2012-03/2025	-	-

Notes:

(1)Common Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, as at the Record Date, based upon information furnished to the Company by the individual directors.

(2)Member of the Audit Committee.

(3)Based on 22,667,842 Common Shares issued and outstanding as at the Record Date.

Management and the board of directors recommend the approval of: (1) Ilan Sobel, John (Jake) Fiddick and Anne Binder as Class I directors of the Company, to hold office until the annual general meeting in 2029; and Yeheskel Levy as a Class II director of the Company, to hold office until the annual general meeting in 2027.

The board of directors of the Company does not contemplate that any of its nominees will be unable to serve as directors. If any vacancies occur in the slate of nominees listed above before the Meeting, then the Designated Persons intend to exercise discretionary authority to vote the Common Shares represented by proxy for the election of any other persons as directors.

Cease Trade Orders

Other than as set forth below, no proposed director of the Company is or has been, within the ten years preceding the date of this Information Circular, a director, chief executive officer, chief financial officer of any company that:

(a)was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of this Information Circular, an “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to an exemption under securities legislation, and such order was in effect for a period of more than 30 consecutive days.

Bankruptcies

To the knowledge of management of the Company, no proposed director, is or has been, with the ten years preceding the date of this Information Circular:

(a)a director or an executive officer of any company that, while the proposed director was acting in that capacity, or within a year of that person ceasing to act in the capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets or made a proposal under any legislation relating to bankruptcies or insolvency; or

(b)become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties or Sanctions

To the knowledge of management of the Company, no proposed director of the Company, or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has:

(a)been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

2.Appointment of Auditor

Shareholders will be asked to vote for the appointment of Ziv Haft, Certified Public Accountants (Isr), BDO Member Firm, to serve as auditors of the Company to hold office until the next annual general meeting of the Company or until such firm is removed from office or resigns as provided by law and to authorize the board of directors of the Company to fix the remuneration to be paid to the auditors. Ziv Haft, Certified Public Accountants (Isr), BDO Member Firm was first appointed as auditor of the Company in August 2019.

Management and the board of directors of the Company recommend shareholders to vote for the ratification of the appointment of Ziv Haft, Certified Public Accountants (Isr), BDO Member Firm, as the Company’s auditors until the next annual general meeting of the Company at a remuneration to be fixed by the Company’s board of directors.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer or employee, proposed nominee for election to the board of directors, or associate of such persons is, or has been, indebted to the Company or any of its subsidiaries or has been indebted to any other entity where that indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries since the beginning of the most recently completed financial year of the Company and no indebtedness remains outstanding as at the date of this Information Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No: (a) director, proposed director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, Common Shares or who exercises control or direction of Common Shares, or a combination of both carrying more than ten percent of the voting rights attached to the Common Shares outstanding (an “Insider”); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company, except with an interest arising from the ownership of Common Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of Common Shares.

MANAGEMENT CONTRACTS

There were no management functions of the Company or any of its subsidiaries, which were, to any substantial degree, performed by a person other than the directors or executive officers of the Company or any of its subsidiaries.

AUDIT COMMITTEE DISCLOSURE

Pursuant to National Instrument 52-110 – Audit Committees, the Company is required to disclose certain information concerning the constitution of its Audit Committee and its relationship with its independent auditors.

The Audit Committee Charter

The Company’s audit committee charter is set out in Schedule “A” attached to this Information Circular.

Composition of the Audit Committee

The following persons are members of the Company’s audit committee:

Anne Binder	Independent	Financially Literate
John (Jake) Fiddick	Independent	Financially Literate
Sharon Malka	Independent (Chair)	Financially Literate

Relevant Education and Experience

All members of the Audit Committee have the ability to read, analyze and understand the complexities surrounding the issuance of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements, and have an understanding of internal controls.

In addition to each member's general business experience, the education and experience of each Audit Committee member that is relevant to the performance of his/her responsibilities as an Audit Committee member is as follows:

Sharon Malka: Mr. Malka has held senior leadership positions with a number of international healthcare and technology companies. Since March 2023, he has been the Chief Executive Officer of Dotz Nano Ltd., an Australian-based technology company focused on developing, manufacturing and commercializing advanced materials for diagnostics solutions. Mr. Malka previously served as the Chief Executive Officer (from May 2019 to June 2022), Chief Financial Officer (April 2007 to April 2019) and a director (from July 2022 to June 2023) of MediWound Limited, a Nasdaq-listed biopharmaceutical company, and as a Partner at Variance Economic Consulting Ltd., a financial services consulting boutique focused on international technology companies, from 2002 to 2006.

Mr. Malka is a certified CPA (2000) in Israel and a graduate of the Executive Education Program (2021) of Harvard Business School in the United States. He holds a BSc in Business Administration (1998) from The College of Management in Israel and an MBA (2000) from Bar-Ilan University in Israel.

Jake Fiddick: Mr. Fiddick founded the “Public Company Banking Group” for Bank of Montreal (“BMO”) in 1984 and was part of a 15-person team specializing in servicing public companies. He retired in August 2017. During his 58 years with BMO he obtained his real estate license, and broker’s license. Mr. Fiddick has the ability to understand financial statements.

Anne Binder: Ms. Binder holds a Master in Public Affairs (1971) from Sciences Po in France and an MBA (1974) from INSEAD in France. From 1993 to 1996, Ms. Binder was a director in charge of development in France for the international financial services group General Electric Capital, and director of its French subsidiary. From 1990 to 1993, Ms. Binder was the managing director of the holding company and deputy managing director of the EURIS investment fund. From 1983 to 1990, she participated in the creation of the Pallas Group of which she was a director. Ms. Binder was a Vice-President of Générale Occidentale, a bank and industrial holding company, from 1978 to 1982. Ms. Binder specializes in the support and financing of small and medium-sized enterprises. Since 1996, she has worked as a financial strategy consultant and independent director for mainly private companies operating in various sectors, such as finance, electronics, integrated technological solutions and luxury. She previously acted as a senior advisor to Tikehau Investment Management SAS, a management company specializing in corporate debt financing. Ms. Binder also previously served as a director of each of Lectra, Oceasoft, CNCEF (Chambre Nationale des Conseils Experts Financiers) and CNCIF (Chambre Nationale des Conseillers en Investissements Financiers) and as a member of the supervisory board of the Financial Investment Agency, Economic Development of Nîmes.

Audit Committee Oversight

At no time since the commencement of the Company’s most recent completed financial year has a recommendation of the Audit Committee to nominate or compensate an external auditor not been adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as set out in the Audit Committee Charter of the Company.

External Auditor Service Fees

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The aggregate fees billed or required to be billed by the Company’s external auditor in the financial years ended December 31, 2025, and 2024 are disclosed below:

Financial Year Ended	Audit Fees (US$)(1)	Audit Related Fees (US$)(2)	Tax Fees (US$)(3)	All Other Fees (US$)(4)	Total (US$)
December 31, 2025	169,000	45,000	17,500(5)(6) (approximate)	55,162	286,662 (approximate)
December 31, 2024	315,000	36,000	4,500(7)	-	355,500 (approximate)

Notes:

(1)“Audit fees” include fees billed or required to be billed by the Company’s external auditor in each of the last two (2) financial years for audit fees.

(2)“Audit-related fees” include the aggregate fees billed or required to be billed in each of the last two (2) financial years for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit fees” above.

(3)“Tax fees” include the aggregate fees billed or required to be billed in each of the last two (2) financial years for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.

(4)“All other fees” include the aggregate fees billed or required to be billed in each of the last two (2) financial years for products and services provided by the Company’s external auditor, other than “Audit fees”, “Audit related fees” and “Tax fees” above.

(5)Related to compliance of tax return filing in Israel.

(6)Related to advice and planning in Canada, United States and Israel.

(7)tax in Israel

CORPORATE GOVERNANCE

Pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices, the Company is required to disclose its corporate governance practices as follows:

Corporate governance relates to the activities of the Board of Directors, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board of Directors and who are charged with the day-to-day management of the Company. The Board of Directors is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision making.

Board of Directors

The Board of Directors is currently comprised of seven (7) members.  The rules of the Exchange do not have independent director requirements. An “independent” director is a director who has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of a director’s independent judgment.  Each of John (Jake) Fiddick, Prof. Yeheskel Levy, Anne Binder and Sharon Malka are independent directors of the Company.  Zaki Rakib, Ilan Sobel and Vivien Rakib are not independent directors because of their respective position as officer, former officer and major shareholder of the Company.

Directorships

The following director of the Company is a director of another reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction:

Name of Director of the Company	Name of Other Reporting Issuer (or Equivalent)
John (Jake) Fiddick	Commodore Metals Corp.

Orientation and Continuing Education

The Board of Directors provides an overview of the Company’s business activities, systems and business plan to all new directors. Director candidates have free access to any of the Company’s records, employees or senior management in order to conduct their own due diligence and will be briefed on the strategic plans-, short-, medium- and long-term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing policies of the Company. The directors are encouraged to update their skills and knowledge by taking courses and attending professional seminars.

Ethical Business Conduct

The Board of Directors recognizes that sound corporate governance practices and ethical business conduct are essential to the long-term success of the Company and to maintaining the confidence of shareholders, employees, business partners and other stakeholders.

The Company has adopted a formal Code of Business Conduct and Ethics (the “Code”), which applies to all directors, officers and employees of the Company. The Code is intended to promote honest and ethical conduct, compliance with applicable laws and regulations, the avoidance of conflicts of interest, and a culture of integrity and accountability throughout the organization.

The board of directors is also responsible for applying governance principles and practices, tracking development in corporate governance, and adapting “best practices” to suit the needs of the Company. Certain of the directors of the Company may also be directors and officers of other companies, and conflicts of interest may arise between their duties. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as applicable under the Business Corporations Act (British Columbia).

Nomination of Directors

The Company has established a Nominating and Corporate Governance Committee (the “NCG Committee”), currently comprised of Anne Binder (Chair) and John (Jake) Fiddick, each of whom is an independent director within the meaning of applicable securities laws and NASDAQ listing standards.

The NCG Committee assists the Board in identifying and evaluating qualified candidates for election or appointment to the Board of Directors and in assessing the effectiveness of the Company’s corporate governance practices. In fulfilling its responsibilities, the NCG Committee considers a variety of factors, including the experience, competencies, skills, diversity, independence and overall composition of the Board, as well as the strategic needs and long-term interests of the Company.

The board of directors will continually assess its size, structure and composition, taking into consideration its current strengths, skills and experience, proposed retirements and the requirements and strategic direction of the Company. As required, directors will recommend suitable candidates for consideration as members of the board of directors.

Compensation

The Company has established a Compensation Committee currently comprised of Anne Binder (Chair), John (Jake) Fiddick and Sharon Malka, each of whom is an independent director within the meaning of applicable securities laws and Nasdaq listing requirements.

The Compensation Committee assists the Board in fulfilling its responsibilities relating to the compensation of the Company’s executive officers and directors, including reviewing compensation philosophy, incentive and equity compensation programs, executive employment arrangements, and corporate performance objectives relevant to executive compensation. The Compensation Committee also reviews and recommends compensation-related disclosure included in the Company’s public filings and oversees the implementation of the Company’s executive compensation clawback policy.

Other Board Committees

In addition to the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee; the Company established a Pricing Committee, currently comprised of Zaki Rakib (Chair), Vivien Rakib, Sharon Malka and Anne Binder.

The Pricing Committee assists the Board in overseeing matters relating to the pricing and terms of securities issuances and financing transactions. Subject to authority delegated by the Board, the Pricing Committee may approve the pricing, timing, size, allocation and terms of offerings or issuances of the Company’s securities, engage external advisors and approve related transaction documentation, all in compliance with applicable securities laws, Nasdaq listing requirements and the Company’s governing documents. The Pricing Committee reports its actions and decisions to the Board.

Assessments

The board of directors has not implemented a process for assessing its effectiveness. As a result of the Company’s small size and the Company’s stage of development, the board of directors considers a formal assessment process to be inappropriate at this time. The board of directors plans to continue evaluating its own effectiveness on an ad hoc basis.

The board of directors does not formally assess the performance or contribution of individual board members or committee members.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information about the Company is provided in the Company’s audited financial statements and Management’s Discussion and Analysis (“MD&A”) for the financial year ended December 31, 2025, can be found on the Company’s SEDAR profile.

Copies of the Company's financial statements and MD&A for the financial year ended December 31, 2025 may be obtained without charge upon request from the Company, at Suite 1140 – 625 Howe Street, Vancouver BC V6C 2T6 (604-622-1186) and such documents will be sent by mail or electronically by email as may be specified at the time of the request.

OTHER MATTERS

Other than the above, management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice. However, if any other matters that are not known to management should properly come before the Meeting, the Form of Proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized by the board of directors of the Company.

Dated at Vancouver, British Columbia as of May 22, 2026.

ON BEHALF OF THE BOARD

BIOHARVEST SCIENCES INC.

“Zaki Rakib”

Zaki Rakib

Chief Executive Officer

Schedule “A”

BIOHARVEST SCIENCES INC.

Audit Committee Charter

I.MANDATE

The Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of BioHarvest Sciences Inc. (the “Company”) shall assist the Board in fulfilling its financial oversight responsibilities. The Committee’s primary duties and responsibilities under this mandate are to serve as an independent and objective party to monitor:

1.The quality and integrity of the Company’s financial statements and other financial information;

2.The compliance of such statements and information with legal and regulatory requirements;

3.The qualifications and independence of the Company’s independent external auditor (the “Auditor”); and

4.The performance of the Company’s internal accounting procedures and Auditor.

II. STRUCTURE AND OPERATIONS

A.Composition

The Committee shall be comprised of three or more members.

B.Qualifications

Each member of the Committee must be a member of the Board.

Each member of the Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement and cash flow statement.

C.Appointment and Removal

In accordance with the Articles of the Company, the members of the Committee shall be appointed by the Board and shall serve until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. Any member of the Committee may be removed, with or without cause, by a majority vote of the Board.

D.Chair

Unless the Board shall select a Chair, the members of the Committee shall designate a Chair by the majority vote of all of the members of the Committee. The Chair shall call, set the agendas for and chair all meetings of the Committee.

E.Meetings

The Committee shall meet as frequently as circumstances dictate. The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company’s annual financial statements and, if the Committee feels it is necessary or appropriate, at every other meeting. On request by the Auditor, the Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board or the shareholders of the Company.

At each meeting, a quorum shall consist of a majority of members that are not officers or employees of the Company or of an affiliate of the Company.

As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee or any of these groups believes would be appropriate to discuss privately. In addition, the Committee should meet with the Auditor and management annually to review the Company’s financial statements in a manner consistent with Section III of this Charter.

The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities.

III. DUTIES

A.Introduction

The following functions shall be the common recurring duties of the Committee in carrying out its purposes outlined in Section I of this Charter. These duties should serve as a guide with the understanding that the Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern which the Committee in its sole discretion deems appropriate for study or investigation by the Committee.

The Committee shall be given full access to the Company’s internal accounting staff, managers, other staff and Auditor as necessary to carry out these duties. While acting within the scope of its stated purpose, the Committee shall have all the authority of, but shall remain subject to, the Board.

B.Powers and Responsibilities

The Committee will have the following responsibilities and, in order to perform and discharge these responsibilities, will be vested with the powers and authorities set forth below, namely, the Committee shall:

Independence of Auditor

1)Review and discuss with the Auditor any disclosed relationships or services that may impact the objectivity and independence of the Auditor and, if necessary, obtain a formal written statement from the Auditor setting forth all relationships between the Auditor and the Company.

2)Take, or recommend that the Board take, appropriate action to oversee the independence of the Auditor.

3)Require the Auditor to report directly to the Committee.

4)Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditor of the Company.

Performance & Completion by Auditor of its Work

1.Be directly responsible for the oversight of the work by the Auditor (including resolution of disagreements between management and the Auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, including resolution of disagreements between management and the Auditor regarding financial reporting.

2.Review annually the performance of the Auditor and recommend the appointment by the Board of a new, or re-election by the Company’s shareholders of the existing, Auditor for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company.

3.Recommend to the Board the compensation of the Auditor.

4.Pre-approve all non-audit services, including the fees and terms thereof, to be performed for the Company by the Auditor.

Internal Financial Controls & Operations of the Company

1.Establish procedures for:

(a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Preparation of Financial Statements

1.Discuss with management and the Auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies.

2.Discuss with management and the Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company’s financial statements or accounting policies.

3.Discuss with management and the Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

4.Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

5.Discuss with the Auditor the matters required to be discussed relating to the conduct of any audit, in particular:

5)The adoption of, or changes to, the Company’s significant auditing and accounting principles and practices as suggested by the Auditor, internal auditor or management.

6)The management inquiry letter provided by the Auditor and the Company’s response to that letter.

7)Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

Public Disclosure by the Company

1.Review the Company’s annual and interim financial statements, management discussion and analysis (MD&A) and earnings press releases before the Board approves and the Company publicly discloses this information.

2.Review the Company’s financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

3.Review disclosures made to the Committee by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process of the Company’s financial statements about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

Manner of Carrying Out its Mandate

1.Consult, to the extent it deems necessary or appropriate, with the Auditor, but without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

2.Request any officer or employee of the Company or the Company’s outside counsel or Auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

3.Meet, to the extent it deems necessary or appropriate, with management, any internal auditor and the Auditor in separate executive sessions.

4.Have the authority, to the extent it deems necessary or appropriate, to retain special independent legal, accounting or other consultants to advise the Committee advisors.

5.Make regular reports to the Board.

6.Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

7.Annually review the Committee’s own performance.

8.Provide an open avenue of communication among the Auditor, the Company’s financial and senior management and the Board.

9.Not delegate these responsibilities.

C.Limitation of Audit Committee’s Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditor.